Filed Pursuant to Rule 425(b)
Soybean Processors, LLC
Commission File No. 333-75804

February 1, 2002

«FNAME» «LNAME»
«NAME2»
«ADDR1»
«ADDR2»
«CITY», «STATE» «ZIP»

Dear member,

We cordially invite you to attend one of the upcoming regional informational meetings for the members of South Dakota Soybean Processors. The purpose of the meetings is to present information and answer questions regarding the proposed reorganization of South Dakota Soybean Processors from a cooperative into a limited liability company.

The dates and locations of the regional meetings are listed on the enclosed schedule. All meetings are at 1:30 p.m., with the exception of the February 4 meeting to be held in Watertown, SD at 10:00 a.m. Please check the enclosed calendar for the meeting nearest you. You may attend any meeting, and are not restricted to only those held in your district.

We expect to hold the special meeting to vote on the reorganization in late March and, if approved, it will be effective on April 1, 2002. Later in February or early March you will be receiving an information packet including a detailed prospectus, notice of a special meeting, and a ballot for your vote. You should read that information carefully in determining how to vote. A preliminary form of the prospectus is available for free on the internet at www.sec.gov and will be available at the meetings. This letter does not constitute an offer of any securities for sale.

The primary reason for the reorganization is to avoid double taxation of non-patronage income from our operations and investments so that we can maximize potential dividend payments to our members.

Please plan to attend one of the regional meetings near you to learn more about the reorganization, and the possible tax implications to both the cooperative and the members.

Sincerely,

South Dakota Soybean Processors

/s/ Connie Kelly

Connie Kelly

Chief Financial Officer

Enclosure

February 2002                                                                                 Regional Meeting Schedule

Sun	Mon	Tue	Wed	Thu	Fri	Sat

					1	2

3	4 District 2 Lake Area VoTech Tech Ed Room 514 1225 Arrow Ave. Watertown, SD	5 District 5 Country Host 3020 20th St. Slayton, MN	6 District 6 Pizza Ranch 1370 E. Ridge St. Redwood Falls, MN	7 District 4 Amphitheater 2 Ramkota 2400 N. Louise Ave. Sioux Falls, SD	8 District 3 Papa's Hwy 81 S. Freeman, SD	9

10	11 District 7 JB Yates 1940 11th Ave. Granite Falls, MN	12 District 2 Kingsbury Co. 4-H Building 107 Lyle Ave. NE De Smet, SD	13 District 5 Travel Lodge Worthington Room 2015 Huminston Worthington, MN	14 District 7 City Hall Auditorium 404 6th Ave. Madison, MN	15 District 6 Best Western 1500 E. College Dr. Jct. Hwys 19 & 23 Marshall, MN	16

17	18 District 3 Nicky's W. Hwy 34 Madison, SD	19	20	21 District 1 Brks., Co. Res. Center Room C Multiplex Brookings, SD	22 District 6 Community Center 142 West Main Cottonwood, MN	23

24	25	26	27	28